August 9, 2006

Via Fax: 202-772-9205

Mr. Larry Spirgel
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Stratus Services Group, Inc. (“Stratus” or the “Company”); Response to
Your Letter of July 12, 2006 Relative to Forms 10-K and 10-K/A for the
fiscal y/e 09-30-05 Filed 02/03/06 and 03/31/06, respectively; Forms 10-Q for the q/e 12/31/05 and 3/31/06 Filed 02/17/06 and 05/15/06, respectively;
File No. 001-15789

Dear Mr. Spirgel:

Set forth below is Stratus’ response to your August 7, 2006 comment letter.

Responses to August 7, 2006 Comments:

The numbers of the responses set forth below correspond to the numbers of the comments set forth in your letter dated August 7, 2006.

1.
We agree that the warrants would still be classified as a liability for the periods ended December 31, 2005 and March 31, 2006. Accordingly, the reference in our previous letter to you stating that the warrants are to be classified as permanent equity at December 31, 2005 and March 31, 2006 should be disregarded. Due to the fact that the value of the warrants are $-0- at December 31, 2005 and March 31, 2006, we will restate the December 31, 2005 financial statements to reflect the gain on the change in the value of the warrants from September 30, 2005 to December 31, 2005. The warrants will expire in January 2007 and we will continue to account for the warrants as liabilities in accordance with EITF 00-19 until the expiration date. As noted in our previous letter the warrants issued as part of the units sold in the August 2004 public offering will be accounted for in the same manner as the Exchange Offer warrants.

2.
We reviewed the accounting treatment of the warrants outstanding at September 30, 2005, excluding the warrants issued in connection with the Exchange Offer and the August 2004 public offering. Inasmuch, the value of these warrants at September 30, 2002, 2003, 2004 and 2005 was approximately only $20,000, $20,000, $-0- and $-0-, respectively, any adjustment related thereto would not impact earnings (loss) per share and was deemed by us as immaterial.

 Mr. Larry Spirgel
SEC
August 9, 2006
Page

Please note that Stratus hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Stratus’ filings and (c) Stratus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael A. Maltzman
Executive Vice President & CFO

cc:	Mr. Joe Casacarano
Mr. Andrew Mew
Mr. Joseph J. Raymond
Phil Forlenza, Esq.